UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Longtop Financial Technologies Limited

(Name of Issuer)

Ordinary Shares, $.01 par value per share

(Title of Class of Securities)

54318P108

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54318P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Goldin International Limited No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

2,398,600 ordinary shares, of which 148,600 ordinary shares are represented by 148,600 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	6.	Shared Voting Power 0

7.

Sole Dispositive Power

2,398,600 ordinary shares, of which 148,600 ordinary shares are represented by 148,600 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,398,600 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.3%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 54318P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Well Active International Limited No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

3,538,094 ordinary shares, of which 315,587 ordinary shares are represented by 315,587 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,538,094 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) CO

(1) Well Active International Limited (“Well Active”) holds 3,538,094 ordinary shares of the Issuer, of which 315,587 ordinary shares are represented by 315,587 American depositary shares of the Issuer, for grant and transfer to certain employees of the Issuer as equity incentives and has no dispositive power with respect to such shares.

CUSIP No. 54318P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bloomwell International Limited No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,478,094 ordinary shares (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 6,940,000 ordinary shares (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,478,094 ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.7%

12.	Type of Reporting Person (See Instructions) CO

(2) Bloomwell International Limited (“Bloomwell”) is the record owner of, and has sole voting and dispositive power with respect to, 6,940,000 ordinary shares of the Issuer.  In addition, Bloomwell has voting power with respect to Well Active, which is owned by Yingling Li, Zulian Zhang and Ni Chen, as nominees on behalf of Bloomwell pursuant to a Nominee Agreement; and, therefore, Bloomwell may be deemed to beneficially own the 3,538,094 ordinary shares of the Issuer held by Well Active, of which 315,587 ordinary shares are represented by 315,587 American depositary shares of the Issuer.   Bloomwell is filing this Amendment with respect to the 10,478,094 ordinary shares held of record by or deemed to be beneficially owned by Bloomwell.  Also see footnote (1) for the statement that Well Active has no dispositive power with respect to the 3,538,094 ordinary shares (including ordinary shares represented by American depositary shares) of the Issuer held by Well Active.

CUSIP No. 54318P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xiaogong Jia No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong Special Administrative Region, the People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

12,876,694 ordinary shares (3), of which 464,187 ordinary shares are represented by 464,187 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	6.	Shared Voting Power 0

7.

Sole Dispositive Power

9,338,600 ordinary shares (3), of which 148,600 ordinary shares are represented by 148,600 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,876,694 ordinary shares (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 22.9%

12.	Type of Reporting Person (See Instructions) IN

(3) Mr. Jia is filing this Amendment with respect to 12,876,694 ordinary shares of the Issuer of which he may be deemed to be the beneficial owner, Such ordinary shares include (i) 10,478,094 ordinary shares of the Issuer held by or which may be deemed to be beneficially owned by Bloomwell and (ii) 2,398,600 ordinary shares of the Issuer held by Goldin International Limited (“Goldin”). Mr. Jia has voting and investment power with respect to Bloomwell.  Goldin is ultimately owned by a trust which may be deemed to beneficially own the 2,398,600 ordinary shares of the Issuer held by Goldin. Mr. Jia is a beneficiary of the trust and, accordingly, Mr. Jia may be deemed to beneficially own the interests in Goldin held by the trust and the ordinary shares of the Issuer held by Goldin.  See footnote (2) for a description of (i) 6,940,000 ordinary shares held of record by Bloomwell and (ii) 3,538,094 ordinary shares held by Well Active which may be deemed for purposes of this filing to be beneficially owned by Bloomwell.  Also see footnote (1) for the statement that Well Active has no dispositive power with respect to the 3,538,094 ordinary shares (including 315,587 ordinary shares represented by American depositary shares) of the Issuer held by Well Active.

This Amendment No. 2 (this “Amendment”) amends and restates in its entirety the Statement on Schedule 13G jointly filed by Well Active, Bloomwell and Xiaogong Jia with the Securities and Exchange Commission (the “SEC”) on February 14, 2008, as amended by Amendment No. 1 filed by the Reporting Persons with the SEC on February 12, 2009.

Item 1.
(a)	Name of Issuer: Longtop Financial Technologies Limited
(b)	Address of Issuer’s Principal Executive Offices: Flat A, 10/F, Block 8, City Garden 233 Electric Road, North Point Hong Kong

Item 2.
(a)

Name of Person Filing:

Goldin International Limited, Well Active International Limited, Bloomwell International Limited and Xiaogong Jia.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence:

Goldin International Limited

OMC Chambers

P.O. Box 3152

Road Town, Tortola

British Virgin Islands

Well Active International Limited

Romasco Place

P.O. Box 3140

Road Town, Tortola

British Virgin Islands

Bloomwell International Limited

OMC Chambers

P.O. Box 3152

Road Town, Tortola

British Virgin Islands

Xiaogong Jia

Flat A, 10/F, Block 8, City Garden

233 Electric Road, North Point

Hong Kong

(c)

Citizenship:

Each of Goldin International Limited, Well Active International Limited and Bloomwell International Limited is a corporation organized under the laws of the British Virgin Islands.

Xiaogong Jia is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. Mr. Jia is also referred to as Hiu Kung Ka, which is a transliteration of the Cantonese version of his name.

	(d)	Title of Class of Securities: Ordinary Shares, $.01 par value per share
	(e)	CUSIP Number: 54318P108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Goldin International Limited is the record owner of 2,398,600 ordinary shares, of which 148,600 ordinary shares are represented by 148,600 American depositary shares of the Issuer.  Each American depositary share of the Issuer represents one ordinary share of the Issuer.

Well Active International Limited is the record owner of 3,538,094 ordinary shares, of which 315,587 ordinary shares are represented by 315,587 American depositary shares of the Issuer.

Bloomwell International Limited is the record owner of 6,940,000 ordinary shares.  In addition, Bloomwell International Limited, through its nominees, has voting power over Well Active International Limited and may be deemed to beneficially own the 3,538,094 ordinary shares (including ordinary shares represented by American depositary shares) held by Well Active International Limited.

Xiaogong Jia has investment and voting power with respect to Bloomwell International Limited.  Goldin is ultimately owned by a trust which may be deemed to beneficially own the 2,398,600 ordinary shares of the Issuer held by Goldin. Mr. Jia is a beneficiary of the trust and, accordingly, may be deemed to beneficially own the interests in Goldin held by the trust and the ordinary shares of the Issuer held by Goldin.  As a result, Mr. Jia may be deemed to beneficially own 12,876,694 ordinary shares of the Issuer, which include (i) the 10,478,094 ordinary shares held by or which may be deemed to be beneficially owned by Bloomwell International Limited, including (A) 6,940,000 ordinary shares held of record by Bloomwell International Limited, and (B) 3,538,094 ordinary shares (including ordinary shares represented by American depositary shares) held by Well Active International Limited which may be deemed to be beneficially owned by Bloomwell International Limited, and (ii) 2,398,600 ordinary shares held by Goldin International Limited of which 148,600 ordinary shares are represented by 148,600 American depositary shares, which may be deemed to be beneficially owned by the trust.

(b)

Percent of class:

Goldin International Limited: 4.3%

Well Active International Limited:  6.3%.

Bloomwell International Limited: 18.7%

Xiaogong Jia: 22.9%

The foregoing percentages are calculated based on 56,161,888 ordinary shares of the Issuer issued and outstanding as of December 31, 2009, pursuant to Rule 13d-3(d)(1).

(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:

2,398,600 ordinary shares for Goldin International Limited

3,538,094 ordinary shares for Well Active International Limited

10,478,094 ordinary shares for Bloomwell International Limited

12,876,694 ordinary shares for Xiaogong Jia.

(ii) Shared power to vote or to direct the vote 0 shares for each Reporting Person.
(iii)

Sole power to dispose or to direct the disposition of

2,398,600 ordinary shares for Goldin International Limited

0 shares for Well Active International Limited

6,940,000 ordinary shares for Bloomwell International Limited

9,338,600 ordinary shares for Xiaogong Jia.

(iv) Shared power to dispose or to direct the disposition of 0 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date      February 11, 2010

Goldin International Limited

By:	/s/ Xiaogong Jia
Name: Xiaogong Jia
Title: Director

Well Active International Limited

By:	/s/ Zulian Zhang
Name: Zulian Zhang
Title: Nominee

By:	/s/ Yingling Li
Name: Yingling Li
Title: Nominee

By:	/s/ Ni Chen
Name: Ni Chen
Title: Nominee

Bloomwell International Limited

By:	/s/ Xiaogong Jia
Name: Xiaogong Jia
Title: Chairman

/s/ Xiaogong Jia
Xiaogong Jia

Exhibit 1

JOINT FILING AGREEMENT

WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934 of Ordinary Shares, $.01 par value per share, of Longtop Financial Technologies Limited;

NOW, THEREFORE,  the undersigned acknowledge and agree that the foregoing statement on Schedule 13G Amendment No. 2 is filed on behalf of each of the undersigned and that all subsequent amendments to this statement may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of February 11, 2010.

Goldin International Limited

By:	/s/ Xiaogong Jia
Name: Xiaogong Jia
Title: Director

Well Active International Limited

By:	/s/ Zulian Zhang
Name: Zulian Zhang
Title: Nominee

By:	/s/ Yingling Li
Name: Yingling Li
Title: Nominee

By:	/s/ Ni Chen
Name: Ni Chen
Title: Nominee

Bloomwell International Limited

By:	/s/ Xiaogong Jia
Name: Xiaogong Jia
Title: Chairman

/s/ Xiaogong Jia
Xiaogong Jia